Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report - October 2019

Mumbai, November 4, 2019: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory.

Monthly Report on Production, Domestic sales & Export for October 2019

Category	Vehicle Model	Production		Domestic Sales		Exports
		OCT 2018	OCT 2019	OCT 2018	OCT 2019	OCT 2018	OCT 2019
Micro	NANO	71	0	54	0	0	0
Compact	INDICA,INDICA VISTA, INDIGO CS, ZEST,BOLT, TIAGO, TIGOR	12892	5251	11509	7079	70	21
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	5355	3799	5340	4438	58	8
UV2	SAFARI, HARRIER	571	854	642	1423	31	1
UV3	ARIA, HEXA	450	0	745	229	2	153
V1	MAGIC EXPRESS	861	37	644	0	0	0
V2	ACE MAGIC, MAGIC IRIS	1061	442	605	121	61	80
N1- A1	ACE, ACE EX, ACE Zip	17505	12567	13927	12530	590	343
N1- A2	Super ACE, TATA207, XENON, Winger DV	4875	1794	4282	3022	762	555
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	571	234	264	38	117	30
M2- A2	Winger 14 seats, SFC407, CityRide	354	217	141	277	12	44
N2- A1	SFC407, LPT407	1427	695	1947	1533	137	29
N2- A2	SFC709, LPT709	2010	1264	408	375	133	74
N2- A3	LPT9109	1277	521	1230	1187	335	92
N2- A4	LPT1109	1232	517	1256	737	294	73
M3- A2	LP709, SFC410, LP410	634	327	476	357	104	106
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	488	403	344	380	118	28
M3- C2	LPO1512, LPO1612, Starbus, Divo	538	491	711	533	209	162
N3- A1	LPT1613, LPK1616, SK1613	4876	1706	1410	1212	1200	258
N3- B1(a)	LPT2518, LPK2518	4037	1349	4025	1420	230	58
N3- B1(b)	LPT3118	7570	1449	6149	1632	8	27
N3- B2(b)	LPS3518. LPS3015, LPS3516	166	140	134	110	22	41
N3- B2(d)	LPS4018, LPS4023	917	87	732	246	40	13
N3- B2(e)	LPS4928	1466	187	735	273	21	6

Note: The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars,

utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.